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                                   EXHIBIT 11


                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Earnings per share ("EPS") is calculated on a Basic EPS and Diluted EPS basis. Basic EPS excludes dilution and is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Income available to common shareholders is Net Income in the table below and as reported in Bancorp's income statement. No adjustments were required to net income for any EPS calculations.

Diluted EPS is calculated by adjusting the denominator for all dilutive potential common shares that were outstanding during the period. Bancorp had stock options outstanding during the periods presented below which had a dilutive effect on EPS. Therefore, the number of additional common shares that would have been outstanding if the options had been exercised is added to the denominator to arrive at the dilutive number of shares.

The calculations of earnings per share below are based on the weighted average number of shares outstanding, adjusted for the 5% stock dividend paid July 28, 1999, including all common stock and common stock equivalents in conformity with the instructions for Item 601 of Regulation S-K.

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

(DOLLARS IN THOUSANDS)                          Six  Month Period Ended         Quarter Ended June 30,
                                           1999              1998              1999              1998
                                     ------------------ ---------------- ----------------- --------------------
Net income                                     $ 7,970          $ 7,975           $ 3,790            $ 3,786
                                         -------------      -----------      ------------      -------------
                                         -------------      -----------      ------------      -------------

Basic EPS:
     Shares                                  9,179,310        9,090,021         9,198,689          9,095,718
     EPS                                         $ .87            $ .88            $ 0.41             $ 0.42

Dilutive shares:
     Stock options                              60,179          114,419            55,521            118,215
     EPS                                        $ 0.01           $ 0.01              $ --             $ 0.01

Diluted EPS:
     Shares including options                9,239,489        9,204,440         9,254,210          9,213,933
     EPS                                         $ .86            $ .87            $ 0.41             $ 0.41


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